(d)(14)(i)

SCHEDULE A

with respect to the

SUB-ADVISORY AGREEMENT

between

ING INVESTMENTS, LLC

and

SCHRODER INVESTMENT MANAGEMENT NORTH AMERICA, INC.

Series	Annual Sub-Adviser Fee
(as a percentage of average daily net assets of the Series managed by Sub-Adviser)

ING International SmallCap Multi-Manager Fund	0.65% on first $200 million 0.60% on next $200 million 0.55% in excess of $400 million